Exhibit 99.1

NICE

2023

Annual General Meeting of Shareholders

PROXY STATEMENT

NICE is a global enterprise software leader, providing cloud platforms for AI-driven digital business solutions that serve two main markets: Customer Engagement and Financial Crime and Compliance. Our core mission is to transform experiences to be extraordinary and trusted and create a frictionless and safe digital-first consumer reality where every interaction is intelligent, meaningful and effortless. Our solutions are used by organizations of all sizes and are offered in multiple delivery models, including cloud and on-premises.

In the Customer Engagement market, we enable organizations to transform experiences with solutions aimed at meeting consumers wherever they choose to begin their journey, providing digital-centric AI-enabled self-service capabilities, understanding consumers' journeys, creating smarter hyper-personalized connections and guiding continuous omnichannel interactions. We help organizations transform their workforce experience with solutions aimed at engaging employees, optimizing operations and automating processes to create a better agent-assisted customer service. For Public Safety and Criminal Justice agencies, we are digitally transforming the way they manage and share evidence and cases, providing them with single, streamlined view of the truth from incident to court.

In the Financial Crime and Compliance market, we protect financial services organizations, digital banks and their customers’ accounts and transactions, with solutions that identify risks and help prevent money laundering and fraud, as well as help ensure compliance in real-time. With our holistic, data-centric approach to Customer Lifecycle Risk Management (CLRM), we help them conquer the dynamic new financial crime threats.

NICE is already well on its way to becoming a leading AI company across its markets. Our rapidly developing AI capabilities are setting us distinctly apart from our competition. We have already demonstrated our clear leadership as a cloud platform company, and we are now making significant strides to widen our lead as we expand into AI and digital. The strength of our AI solutions rests in the unique assets that we own: a cloud platform that has been widely adopted, proprietary data and industry-specific domain expertise. Becoming an AI company is significantly expanding our total addressable market. Moving forward, we expect to generate an increasing amount of revenue from our platforms, as we expand from monetizing on the number of users to the exponentially growing number of transactions and interactions managed by our AI platforms. As our TAM continues to expand, we believe it could drive a long runway for both growth and increasing profitability.

Another characteristic of our leadership and our competitive strength is our unique, industry-leading financial profile, especially as it pertains to our superior profitability, strong annual cash flow from operations and sizeable cash position, all of which was demonstrated in our 2022 financial results. Our financial strength gives us the ability to further invest in growth through research and development, as well as through acquisitions, to capture additional market opportunities in 2023 and in the years to come.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, and more.

NICE LTD.
______________________________________________________

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
______________________________________________________

TO BE HELD ON JULY 17, 2023

Notice is hereby given that the 2023 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Monday, July 17, 2023, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey. The following items will be voted upon at the Meeting:

1.	To re-elect five non-executive directors to the Board of Directors of the Company;

2.	To reapprove the Company's Compensation Policy;

3.	To extend the CEO Bonus Plan;

4.	To re-appoint the Company’s independent auditors and to authorize the Board to set their remuneration; and

5.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2022.

Approval of matters 1 and 4 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matters 2 and 3 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 5 will not involve a vote of the shareholders.

Shareholders of record at the close of business on June 15, 2023, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within 7 days of this Notice. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association of the Company (the "Articles"). Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board of Directors (the “Board”) or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least 6 hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: June 8, 2023

NICE LTD.

13 Zarchin Street, Ra’annana, Israel

________________________

PROXY STATEMENT
________________________

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on June 15, 2023, in connection with the solicitation by the Board of proxies for use at the 2023 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, July 17, 2023, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to 6 hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the Articles, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least 6 hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2022, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2022 on Form 20-F, which was filed with the SEC on March 30, 2023 (the "Annual Report").

In accordance with the Israeli Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to NICE Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, no later than 10 days prior to the Meeting date. Any position statement received in accordance with the applicable regulations will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 15, 2023, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On May 31, 2023, the Company had 74,774,827 issued Shares, out of which 63,271,181 are outstanding and 11,503,646 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Capital Research Global Investors	7,253,396(2)	11.5%
FMR LLC	3,556,366(3)	5.6%
BlackRock, Inc.	3,226,820(4)	5.1%

___________________________________________________________________________
(1)	Based upon 63,271,181 ordinary shares issued and outstanding as of May 31, 2023.
(2)
The information is based upon a Schedule 13G filed with the SEC by Capital Research Global Investors (“CRGI”) on February 13, 2023. CRGI reported that more than 5% of the shares were owned on behalf of EuroPacific Growth Fund.

(3)	The information is based upon a Schedule 13G filed with the SEC by FMR LLC on February 9, 2023.
(4)	The information is based upon a Schedule 13G filed with the SEC by BlackRock, Inc. on February 1, 2023.

CORPORATE GOVERNANCE

Introduction

We strongly believe that high standards of corporate governance benefit our shareholders, directors, executive officers and employees and are essential to our long-term business success. For this reason, we devote considerable time and resources to ensure (i) we have an effective corporate governance structure; (ii) we are operating in a way that is honest, ethical and transparent; and (iii) our corporate and compensation policies reflect our values and business goals and are aligned with the interests of our shareholders.

Director Independence

All our Board members are non-executive directors determined to be "independent" pursuant to both NASDAQ listing rules and the Israeli Law, including the stringent requirements of the Israel Law with respect to independence of statutory outside directors. Accordingly, all our committees of the Board are comprised solely of independent directors. The independence of each director is reviewed at least annually. During these reviews, the Board considers, among others, transactions and relationships between each director (and his or her immediate family and affiliates) and our Company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. As part of this review process, each director is required to complete an annual directors’ and officers’ questionnaire, in which they are required to disclose any employment, business, familial, compensation and other relationships with us and our management.

Following such review process, the Board has determined that all of the directors that currently serve and that will serve on the Board following the Annual General Meeting meet the independence requirements pursuant to both NASDAQ listing rules and the Israeli Law.

As required pursuant to NASDAQ rules, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present.

Board and Board Committees

Under our Articles, the Board must consist of three to thirteen directors (including at least two statutory "outside directors"). Our Board currently consists of eight persons, three of which are outside directors. All three outside directors meet strict qualification requirements pursuant to the Israeli Law. Mr. David Kostman is currently acting as Chairman of the Board.

The Board has five standing committees: Audit Committee, Internal Audit Committee, Compensation Committee, Nominating Committee and Mergers and Acquisitions Committee, each composed entirely of non-executive directors determined to be “independent”, as stated above. Pursuant to Israeli Law, all of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director. The composition of our committees of the Board is in full compliance with such requirement.

Board Committees' Composition

The Nominating Committee and the Board review the size, structure, and composition of the Board and its committees, and the need to refresh Board and committee membership. As result of such review, the Board recently approved changes in committee compositions and these took effect last year.

The following table provides membership information for each Board committee as of the date of this Proxy Statement:

Name	Audit Committee	Internal Audit Committee	Compensation Committee	Nominating Committee	Mergers & Acquisitions Committee
David Kostman				Member	Chair
Rimon Ben-Shaoul	Member				Member
Dan Falk	Member*	Member	Chair	Member	Member
Yocheved (Yochi) Dvir	Member*	Chair	Member
Yehoshua (Shuki) Ehrlich			Member		Member
Leo Apotheker			Member		Member
Joseph (Joe) Cowan	Member				Member
Zehava Simon	Chair	Member	Member

* Accounting & Financial Expert

Members will serve on these standing committees until their resignation or until otherwise determined by the Board.

Board Practices

Pursuant to the Israeli Law, at least one member of the Board must be an “accounting and financial expert” and all outside directors must be “professionally qualified.” Under NASDAQ rules, each member of our Audit Committee must be financially literate and at least one of the members must have experience or background that results in such member’s financial sophistication. Our Board of Directors has determined that each of Dan Falk and Yocheved Dvir is an “accounting and financial expert” for purposes of the Israeli Law and is financially sophisticated for purposes of applicable NASDAQ rules. In addition, each of the Audit Committee members is financially literate and all outside directors are professionally qualified.

All directors, other than the outside directors, are elected at each annual general meeting of the shareholders to serve until the next annual general meeting of the shareholders. The outside directors are elected each time for a three-year period as required pursuant to the Israeli Law.

Our corporate governance practices are overseen by the Board and the Board committees. All of our Board committees are headed by an independent director, that is also an outside director (meeting stricter independence requirements), as required pursuant to the Israeli Law.

Our Board and its committees meet regularly throughout the year on a set schedule and hold special meetings as needed. In 2022, all members of the Board participated in at least 90% of the Board and Board committee meetings held during the year, with an average participation rate of 96%.

Our directors are generally entitled to review and retain copies of our documentation and to receive assistance and consultation from outside experts, as required to perform their duties as directors.

Board Oversight

•	The Board reviews relevant aspects of risk management of our operations and business strategy and Board committees review risk in their areas of expertise.

•
Our Audit Committee operates under a formal charter and oversees our accounting and financial reporting processes and the audit of our financial statements and assists our Board of Directors in monitoring our financial systems and legal and regulatory compliance. The Audit Committee assists the Board with the oversight of our financial reporting, independent auditors and internal controls.

•
The Audit Committee also reviews our financial risk management policies, including our investment guidelines, financings and foreign exchange and currency hedging, as well as other financial transactions.

•
The Internal Audit Committee oversees our internal audit function, as well as policies and practices for legal, regulatory and internal compliance (other than regarding financial reporting) and reviews policies and practices that may impact our reputation and risk management.

•
The Internal Audit Committee oversees the implementation and enforcement of our company-wide compliance program, that includes our Code of Ethics and Business Conduct, Anti-bribery and Corruption Policy, Insider Trading Policy and Speak Up Procedures. The full text of our Code of Ethics and Business Conduct is available on our website at http://www.nice.com under the “Corporate Responsibility” web page.

•	The Compensation Committee oversees compensation, retention, succession and other human resources-related issues and risks.

•
The Nominating Committee recommends candidates for election to our Board pursuant to a written charter and observes set procedures in identifying and evaluating candidates for election to the Board, including consideration of appropriate diversity on the Board of professional background, experience, expertise, perspective and gender.

•	A more detailed description of the responsibilities of each standing committee are described in the Annual Report.

Corporate Governance Practices and Compensation

We maintain a high level of corporate governance practices. In relation to executives' and directors' compensation, we maintain governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders. Accordingly, our Compensation Committee is (and must be) comprised of at least three members of our Board, all of whom are (and must be) independent, including all the statutory outside directors. We adopted a Compensation Policy that sets the framework and requirements relating to directors' and executives' compensation, and we review this policy at least once a year, including review of peer group comparable data. We also require our shareholders to approve such policy at least once every three years (last approved at the 2021 Annual General Meeting of shareholders). Among these framework and requirements, the Compensation Policy provides for specific considerations that are reviewed in connection with our executives' compensation, such as performance, and also states other requirements and limits, such as annual cap compensation and restrictions on short sales by executives and members of the Board.

Environmental, Social and Governance (ESG) Report

We are guided by a deep commitment to social contribution, environmental sustainability and corporate citizenship that is ingrained in our core values. For this purpose, the Company has appointed an ESG Steering Committee comprised of management members that oversee all ESG related activities and initiatives in the Company. For further information on our ESG strategy and performance, you may access our most recent ESG Report, which is located on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. The contents of our ESG Report and related supplemental information (including information on our website) are not incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC.

Diversity

We are dedicated to ensuring equality and diversity and inclusion in our workplace and workforce. We provide an inclusive workspace, a safe environment for women and men of different religions, nationalities, and gender orientations. We believe that our core values should be leveraged for the benefit of our local communities, including through the shaping of the next generation of young women to lead the way on closing the gender gap in technology and be the future of our industry - see additional information on our core values and the unique "Code:Coda" program on our Corporate Responsibility webpage at www.nice.com/company/corporate-responsibility. In addition, in accordance with recently adopted NASDAQ listing rules, diversity characteristics about our directors have been disclosed under the Diversity Disclosure Matrix, also available on our webpage at SEC filings & Annual Reports | NICE. The contents of the information on our website are not incorporated by reference into this Proxy Statement or in any other report or document we file with the SEC.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s Amended and Restated Articles of Association, the Board is to consist of not less than three and not more than thirteen directors. The Board is currently comprised of 8 directors, including three outside directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders to serve until the next annual general meeting of the shareholders. At the Meeting, shareholders will be asked to elect 5 members to the Board, aside from the three outside directors of the Company. All the nominees for election qualify as “independent directors” under both the NASDAQ listing rules and Israeli Law and regulations, as discussed below.

The Company’s Board is comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan. In addition, we have three outside directors, appointed as mandated by the Israeli Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Mr. Falk and Ms. Dvir were elected for an additional term at the 2022 annual general meeting of shareholders, and Ms. Simon was elected for an additional term at the 2021 annual general meeting of shareholders; and are not standing for reelection this year. As stated above, pursuant to the Israeli Law, (i) outside directors must meet more stringent independence requirements, (ii) all Board Committees must be headed by an independent director, that is also an outside director, and (iii) all outside directors must be members of the Internal Audit Committee and Compensation Committee.  The composition of our Board committees complies with such strict requirements.

In making its determination regarding the nomination of directors, the Nominating Committee and the Board reviewed the composition of the Board and its committees, including the length of service of the members of the Board as a whole and as it relates to each Board committee respectively, the expertise and deep understanding of the Company's business and industry, the contribution of the individual Board members, compliance with regulatory requirements regarding Board and committees' composition and other considerations which the Board deemed appropriate.

Results of the evaluation confirm that each director being proposed for re-election makes an effective and valuable contribution to the Board and its committees, brings great knowledge and understanding of the Company's business and industry (attributable to the continuity of the Board members), and demonstrates commitment to their role, including making sufficient time for Board and committee meetings and other duties. As part of such recent evaluation, the Nominating Committee and the Board recently approved several changes in Board committee compositions as further detailed above in the "Corporate Governance" section of this Proxy Statement. The Nominating Committee and the Board believe that the current composition of the Board committees provides the right balance for the effective and professional work of these committees, taking the above elements into consideration.

The Nominating Committee and the Board also considered diversity in its widest sense when reviewing the composition of, and succession planning for, the Board and Board committees. Please see "Corporate Governance" section above for additional information on Company values and disclosure relating to diversity. In this respect, it has been determined that the Board consists of a diverse group of highly qualified leaders in their respective fields. Most of our directors have senior leadership experience at major domestic and multinational companies. In these positions, they have gained significant and diverse management experience, including strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have public company experience serving as executive officers, or on boards of directors and board committees, and have an understanding of corporate governance practices and trends. The Board and the Nominating Committee believe the skills, qualities, attributes, and experience of our directors provide the Company with business acumen and a diverse range of perspectives to engage each other and management to effectively address the Company’s evolving needs and represent the best interests of its shareholders.

In light of the above and in view of each of the aforementioned directors' continued contribution to the work of the Board and its committees and their commitment to their role, the combination of the Board as described above, positions the Board with the right balance to address the challenges ahead and ensure the continued growth and success of the Company. The Board believes it would be in the best interest of the Company and its shareholders to maintain the composition of the Board as described above. Therefore, the Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five nominees as the slate of directors (besides the three outside directors) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan.

As previously approved by our shareholders, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. In addition, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $120,000), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders, and directors' and officers' indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law, the Company’s Articles and Compensation Policy. In addition, each non-executive director is entitled to an annual equity-based award, as previously approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2022, the actual grant date value attributed to the 2022 equity grants, calculated as of the date of the 2022 annual general meeting and subject to the limitations under the Compensation Policy, was US$250,000 with respect to each of our directors and US$750,000 with respect to our Chairman.

In accordance with Israel's Companies Law, each member of our Board has certified to us that he or she meets all the requirements of Israel's Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company's size and special needs. In addition, none of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Israeli Law.

The following information is provided with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001 (with the exception of the period between June 2007 and July 2008), and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of publicly traded Outbrain, Inc. and serves on the board of directors of publicly traded Unity Inc. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelor’s degree in Law from Tel Aviv University and a Master’s degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001.Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP, a private company. Mr. Ben-Shaoul also served as a director of MIND C.T.I, BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelor’s degree in Economics and Statistics and a Master’s degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, member of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker is the Co-Chief Executive Officer of Burgundy Technology Acquisition Corp. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Syncron AB, a member of the board of Schneider SE and a member of the board of MercuryGate, P2 Energy Services and Taulia Inc. Mr. Apotheker also previously served as the chairman of the board of Unit4, a private leading Dutch software company. Mr. Apotheker holds a Bachelor’s degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since January 2021, Mr. Cowan has been a director of Drishti Technologies, Inc. and of Auburn University Foundation, both private entities. Since September 2016 Mr. Cowan has until recently been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global, a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the board of Blackboard Inc., as well as several private companies. Mr. Cowan holds an M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:
1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”
1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

REAPPROVAL OF COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

Pursuant to the Israeli Law, we are required to adopt a policy governing the compensation of executives and directors (or "Office Holders"1) (the "Compensation Policy"). In general, according to the Israeli Law, the Compensation Policy is required to be recommended for approval by the Compensation Committee, followed by the approval of the Board and finally by the shareholders of the Company (by a special majority).

As required pursuant to the Israeli Law, the Company's Compensation Policy serves as the framework for decisions concerning the terms of employment or engagement of executives and directors, and is based upon certain principles, including advancement of the Company’s objectives, business plan and long-term strategy, and the creation of appropriate incentives for our Office Holders.

As a leading global software company, with an extensive worldwide presence, with executives (including the Chief Executive Officer or "CEO") residing in the US, the Company is required to maintain a compensation framework and practices that are in line with those of its peers in order to be competitive in its pursuit of the best talents. Unlike the Company's peers, that are mostly US corporations and are not subject to the requirements of the Israeli Law, the Compensation Policy imposes forward looking limitations on our Board’s authority to approve executive compensation, including setting a maximum cap applicable to each compensation component. Any deviation from the limitations set forth under the Company's Compensation Policy would require the specific approval of the Company’s shareholders in advance, and therefore the limits set under the Compensation Policy must provide our Board with appropriate authority to determine the compensation terms for our executives.

The Compensation Policy is required to be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved in accordance with the above-mentioned approval process at least once every three years.

In order to evaluate the Compensation Policy relative to the Company’s needs, our Compensation Committee and Board analyzed the Company’s experience in implementing the existing Compensation Policy, and reviewed benchmark information relating to the compensation of executive officers of peer group companies that is based on (i) applicable and recent Radford (an international compensation surveying company) surveys; and (ii) the Peer Group Study (as defined below), gathered by the Company and targeting software companies on a global basis.

Given that several of the companies previously identified as our peers were either acquired or are now privately held, our Compensation Committee and Board reviewed and updated the peer group to replace such companies. The Peer Group Study still includes 15 peer group companies as detailed below (the “Peer Group”), all of which are in the software technology industry, are global and publicly traded, and are generally comparable to the Company in terms of revenues and market cap (the “Peer Group Study”).

1 The Israeli Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief operating officer, a vice president and any officer of the company who is directly subordinate to the chief executive officer.

Check Point Software Technologies Ltd.	Pegasystems, Inc.
Fair Isaac Corporation	PTC, Inc.
Fiserv, Inc.	RingCentral, Inc.
Five9, Inc.	Splunk, Inc.
Guidewire Software, Inc.	Snowflake, Inc.
HubSpot, Inc.	Paycom Software, Inc.
MongoDB, Inc.	Zoom Video Communications, Inc.
Okta, Inc.

The Compensation Committee and the Board reviewed the Company's Compensation Policy, as well as the comparison to compensation policies of other large global Israeli companies (that are also subject to the Israeli Law), and the actual compensation practices of the Peer Group. The Compensation Committee and Board concluded that our Compensation Policy and our compensation practices provide a very high standard of corporate governance and are aligned with the Company’s pay for performance philosophy. The Compensation Committee and the Board evaluated the framework required for appropriately incentivizing the Company’s executives, taking into consideration the Company’s business, operations and financial results, as well as the competition in the relevant executive market, and determined that our current Compensation Policy in the form approved by our shareholders in the 2021 Annual General Meeting of Shareholders, should be reapproved in its current form without presenting any amendments (except for a clarification regarding the Company's clawback policy as detailed below), all as reflected in Exhibit “A”.

Recently, NASDAQ has proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Exchange Act Rule 10D-1. These proposed NASDAQ listing rules are not yet in effect, however it is proposed that the Compensation Policy be revised to clarify that the Company shall adopt a clawback policy that complies with such requirements. It is proposed that the following language be added to the clawback provisions in the Compensation Policy (also marked in Exhibit "A"):

"Our Compensation Committee and Board intend to adopt a separate clawback policy, that shall be compliant with any “clawback” or other similar provisions regarding disgorging of profits imposed on our office holders by virtue of applicable securities laws and/or stock-market-rules (the “Clawback Policy”), provided however, that the terms of such Clawback Policy shall be no less stringent with our office holders than the existing terms set forth above in Sections 12.1 and 12.2 above. No amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Clawback Policy."

Other than as stated above, the Compensation Committee and Board believe that the Compensation Policy in its current form, provides the right balance between setting a clear framework and boundaries for executive compensation, while addressing the increasing competitive environment for talent in the Company's industry. The Compensation Policy aligns the interests of the executive officers and non-executive directors of the Company with the long-term growth of the Company and our shareholders’ interests and is adequate to allow successful execution of the currently contemplated strategic plans of the Company.

Below is a summary of the key elements of the Company's compensation practices, that our Compensation Committee and Board believe help align the interests of our Office Holders with those of our shareholders.

Key Principles:
✔ Review of the Compensation Policy at least annually to ensure its compliance with applicable laws and regulations, market practices, and its conformity with the Company’s targets and strategy.
✔ Completely independent Compensation Committee comprising of at least three members, with all statutory outside directors acting as Committee members.
✔ Executive compensation that balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.
✔ Regular review of executive compensation.
✔ Review of applicable benchmark information when making decisions relating to executive compensation.
✔ Require that the variable compensation of executives include a significant performance-based element.
✔ Large portion of our executive compensation is performance-based, with annual and long-term incentive targets based on objective performance measures.
✔ Cap on annual equity-based compensation of both our Board members and executives.
✔ Cap on annual cash bonus payments of our executives.
✔ Double-trigger requirement for acceleration of executive equity awards upon a change of control or other corporate transaction.
✔ We are committed to maintaining dilution levels below the 10% threshold, and dilution levels have been significantly lower over the last couple of years.
✔ Prohibition on short sales by executive officers and members of the Board.
✔ Clawback policy, including compliance with regulatory requirements.

It is proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement, be, and it hereby is, reapproved.”

Required Vote

Under the Israeli Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter; provided that either (i) the shares voted in favor include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Israeli Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 3

EXTENSION OF CEO BONUS PLAN

Background

Pursuant to the Israeli Law, the terms of office and employment of our Chief Executive Officer (“CEO”) should generally be consistent with the Compensation Policy and must be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order.

The compensation package of our CEO is comprised of three main components: base salary, annual cash bonus and equity grants. Only the base salary is guaranteed, while the other two components, the annual cash bonus and a substantial portion of the equity awards, are at risk and conditioned upon the success of our CEO and the Company.

The annual target bonus is set at 100% of the CEO’s annual base salary, which is US$824,000.2

CEO Annual Cash Bonus

The actual payout amount of our CEO’s annual bonus is determined based on achievement of certain performance targets in accordance with an incentive plan set by our Compensation Committee and Board (the "CEO MBO Plan"). The CEO MBO Plan was previously approved by our shareholders for 3 year periods, at the 2014, 2017 and 2020 respective annual general meetings of shareholders. We are now seeking our shareholders' approval to extend the term of the CEO MBO Plan, under the same terms and conditions, for an additional 3 year period. The CEO MBO Plan is consistent with the provisions of the Compensation Policy and the principals set forth thereunder.

The extension of the CEO MBO Plan, based on terms previously approved by our shareholders, will comprise of the following:

1.          80% shall be measurable targets. In this respect each year there will be at least two financial measurable targets (the “Financial Measurable Targets”). For the year 2023, 70% of the Financial Measurable Targets are based on the weighted average score of a defined year over year growth rate for each of the Company’s revenues and non-GAAP operating income, and 30% of the Financial Measurable Targets are based on defined financial targets set for the Company’s business units, requiring a certain year over year growth rate with respect to such financial targets. The amounts correlated to the Financial Measurable Targets will be measured against the actual annual financial results, and the weighted average of the results may increase or decrease the CEO MBO payment for overachievement or underachievement, respectively, as follows:

(i)          If the Financial Measurable Targets, as approved by the Board for that year (the "Budget") are met (for example, if the Company achieved the year over year growth rate of revenues and non GAAP operating income set by our Board for a certain year), the payment for the Financial Measurable Targets shall be 100%.

(ii)          The adjustment for overachievement or underachievement of the relevant target shall be exponential, at a rate determined in advance by our Compensation Committee and Board.

(iii)          A threshold was set under which no CEO MBO payment shall be made, which shall be 85%, calculated as a weighted average of the revenue target and the operating income target set forth in the Company's budget for the financial year. In addition, a cap was set to the total employee bonuses (including the CEO MBO) as a portion of all incremental operational profits above our budget, which may consequently reduce the CEO MBO payment.

2 It is noted that Our CEO’s base salary and annual target bonus were set at US$750,000 each at the 2018 annual general meeting of shareholders, and after 4 years of no change, were updated by our Compensation Committee within its authority under the Israeli Law and in accordance with the Compensation Policy, as a non-material adjustment to the CEO’s terms.

2.          20% shall be comprised of at least two measurable or non-measurable personal performance criteria, as determined each year by our Compensation Committee and Board. For the year 2023, four personal performance criteria have been set with an equal weight of 5% for each one.

In any event, the aggregate amount of the CEO MBO payment will be capped at 200% of his annual base salary.

In addition, our Compensation Committee and Board may further determine each year that if a set threshold for the Company's revenues and operating profits is not met, the CEO MBO payment shall not be made or shall be reduced.

For information on CEO MBO payments earned over the last three years, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Reports on Form 20-F for fiscal years 2020 through 2022, as filed with the SEC.

The CEO MBO Plan is in line with our Compensation Policy and was determined by our Compensation Committee and Board in order to create appropriate incentives for our CEO, with performance thresholds and payments caps, which increase responsibility and accountability with respect to the performance targets.

In determining performance targets under the CEO MBO Plan, our Compensation Committee and the Board consider all required factors under our Compensation Policy, including the need for the incentive plan to be aligned with the Company’s business strategy, both in the short and long term, setting performance targets at a challenging performance level, supporting the Company’s pay for performance philosophy, and weighing all relevant considerations, including market and business environment conditions.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the extension of the CEO Bonus Plan for an additional 3 year term, as detailed in Item 3 above, be, and is hereby, approved.”

Required Vote

Under the Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that either (i) the Shares voted in favor include a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter pursuant to the requirements and as defined under the Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of the proposed resolution

ITEM 4

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the remuneration of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their remuneration in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2022 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on March 30, 2023. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
Corporate Vice President, General Counsel and Corporate Secretary

Date: June 8, 2023

Exhibit A

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A compensation committee satisfying the requirements of the Law.
Office Holder	Director, CEO, and any senior executive directly subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, exculding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value	The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the applicable principles set forth in the Law.

3.	Princlples of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.7.
Our CEO shall be entitled to determine that non-material changes (i.e. not exceeding  an amount equal to two monthly base salaries for such calendar year) will be made to the benefit terms (i.e., not to the base salary or variable components) of such Executives subordinate to our CEO, without seeking the approval of the Compensation Committee.

4.	Compensation Committee Independence

4.1.
Our Compensation Committee will be comprised of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law and/or the applicable rules of any market on which the shares of the Company are traded.

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the cost of salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 global companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys, taking into consideration for each Executive, among other parameters, the compensation levels and practices applicable to such Executives location.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, Sign-on bonus, relocation benefits, studies opportunities and Leave of Absence, etc.

3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	• Individual role, scope and capability based compensation. • Market competitiveness.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	• Reward periodical accomplishments. • Align Executive’ objectives with Company, unit and individual's objectives. • Market competitiveness.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings.	• Company performance based compensation. • Reward long-term objectives. • Align individual's objectives with shareholders’ objectives. • Market Competitiveness.

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed Compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.) – in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generaly up to 28 days annualy), subject to the minimum vacation days requirements per country of employmentas well as the local national holidays.

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discresion, to be exeptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets , a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s MBO payments with actual achievements.

8.1.4.	The Target MBO of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's Target MBO.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

•          Company's / Unit's Revenues
•          Company's / Unit's Operating Income
•          Pre-tax profits above previous fiscal year
•          Company's/ Unit's Bookings
•          Collection
•          Customer satisfaction ("CSAT")
•          KPIs
•          EPS
•          The achievement of predefined targets

A non-substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s long term and short term targets. The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Special Payments upon M&A

8.2.1.
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a Change in Control or the applicable events of Corporate Transaction (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), with payment in cash, in equity, or by a combination thereof, equal to up to 200% of such Executive's annual Total Cash Compensation.

8.2.2.
Our Compensation Committee and Board of Directors shall be authorized, in the event they deem it is required or instrumental in the context of effecting an acquisition (or a merger where the Company is the surviving entity) by the Company, to grant an executive of the target company who will become an Executives following the acquisition, a one-time equity grant equal to up to two times the maximum Equity Value permitted for our Executives under this Policy.

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent equity plan of the company that defines the terms of these grants to all Company’s employees. Our Equity Based Components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1-year cliff.

9.4.
Equity Based Componenets may consist of a combination of any type of equity provided that no less than 40% of the units and or shares, as applicable, under any grant of RSUs or options exercisable for the par value of the ordinary shares shall be PRSUs or options as aforementioned with vesting terms based on both time and performance criteria, as applicable.

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Based Components granted to an Executive in a single calendar year shall not exceed: (i) with respect to the CEO - 0.12% of the issued and outstanding share capital of the Company on the date of grant; and (ii) with respect to each of the other Executives - 0.06% of the issued and outstanding share capital of the Company on the date of grant. Notwithstanding the foregoing, during a single calendar year in which one of the following special circumstances has occurred: (a) the hiring a new Executive who loses the rights to significant equity or other variable compensation as a result of joining the Company; (b) hiring or retaining an Executive who has a unique value for the future business of the Company; or (c) special retention of Executives in relation to a certain M&A event (each, a “Special Event”), then (i) the CEO may be granted additional Equity Based Components equal to 0.03% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.15%); and (ii) each other Executive may be granted additional Equity Based Components equal to 0.02% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.08%).

The applicable dilution caps for Equity Based Components under this Section 9.5, shall be further subject to a value-based cap equal to an Equity Value reflecting a market cap of $12 billion and in any event not be lower than the Equity Value which reflects a market cap of $6 billion.

The foregoing in this Section 9.5 shall constitute the cap under the Policy for all equity awards to the Company’s Executives.

9.6.
In the event of a Corporate Transaction or a Change in Control event (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of a one-time Total Cash Compensation of such Executive's. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, or otherwise approved as relocation expenses by the Compensation Committee and Board of Directors. The Compensation Committee and Board of Directors may, if they deem it is appropriate under the circumstances, provide compensation for additional general relocation expenses, in an amount that does not exceed 15% of the annual base salary.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime incentive in cash, in equity, or by a combination thereof, of up to 100% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes. The above shall not derogate from any mandatory claw-back requirements pursuant to any applicable law, rule and regulations.

12.2.
To the extent permitted pursant to any applicable law, rule or regulation, o~~O~~ur Compensation Committee and Board of Directors shall be authorized subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;

12.3.
Our Compensation Committee and Board intend to adopt a separate clawback policy, that shall be compliant with any “clawback” or other similar provisions regarding disgorging of profits imposed on our Office Holders by virtue of applicable securities laws and/or stock-market-rules (the “Clawback Policy”), provided however, that the terms of  such Clawback Policy shall be no less stringent with our Office Holders than the existing terms set forth above in Sections 12.1 and 12.2. No amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Clawback Policy.

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount[1] under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD 250,000.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors, if any, shall be determined and capped in accordance with the applicable laws and regulations (currently the comparative compensation mechanism specified in section 8a-8b of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) -2000).

1 As of February 2015 - NIS 89,920 per year and NIS 3,350 per meeting.

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensetion Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

We shall be authorized to provide our directors and officers with a liability insurance policy providing a liability coverage of up to USD 125,000,000 (including Side A Difference in Conditions). The premium levels per annum shall be derived from the coverage limitations under this Compensation Policy and be determined by our Compensation Committee in accordance with market conditions at the time the liability insurance is purchased, and provided they shall have no material impact on the profitability, property or financial obligations of the Company.

Our Compensation Committee shall be authorized, with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.